Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
Atlantic Tele-Network, Inc.

The following table sets forth the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2006
Computation of Earnings:
Add:
Pre-tax income before minority interests and equity in earnings of equity investees	25,598	23,022	29,707	32,950	35,675	11,185
Fixed Charges	763	912	677	592	2,131	1,175
Distributed income from equity investees	205	382	549	522	1,106	415
	26,566	24,316	30,934	34,063	38,911	12,775
Subtract:
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	5,989	4,773	6,395	7,727	7,306	2,097
Earnings	20,577	19,543	24,538	26,337	31,605	10,678

Computation of Fixed Charges:
Interest expensed and capitalized	576	686	424	281	1,629	867
Estimate of interest within rental expense	187	226	253	311	502	308
Fixed Charges	763	912	677	592	2,131	1,175

Ratio of Earnings to Fixed Charges	27.0	21.4	36.2	44.5	14.8	9.1